SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 24 Pages

1.	Name of Reporting Person MAGELLAN MIDSTREAM HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds BK, AF/OO (Contribution from partners)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,290,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 10,290,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 24 Pages

1.	Name of Reporting Person MAGELLAN MIDSTREAM MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 10,290,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 10,290,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 24 Pages

1.	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 24 Pages

1.	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 6 of 24 Pages

1.	Name of Reporting Person C/R ENERGY GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 24 Pages

1.	Name of Reporting Person RIVERSTONE HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 24 Pages

1.	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person IA, OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 24 Pages

1.	Name of Reporting Person TC GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 24 Pages

1.	Name of Reporting Person TCG HOLDINGS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 24 Pages

1.	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,390,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 24 Pages

1.	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 24 Pages

1.	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 10,290,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 10,290,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,290,312*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003. THE TEXT OF ITEMS 1, 3, 4, 5, AND 6 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item	1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 10,290,312, which constitutes approximately 37.6% of the total number of Common Units outstanding. This number and percentage includes subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at December 24, 2003 there were 21,710,618 Common Units outstanding and 5,679,694 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item	3. Source and Amount of Funds or Other Consideration.

Subsection (ii) of Item 3 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(ii)	a third payment of $20,000,000 from the proceeds of the Sale (as defined in Item 5(c) herein); and

Item	4. Purpose of Transaction.

Subsections (a)(ii) and (a)(iii) of Item 4 are amended by deleting the text thereof in their entirety. Subsections (a)(i), (d) and (g) of Item 4 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)	Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the Issuer GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. The Buyer exercised such right and requested the Issuer to file a registration statement (the “Resale Shelf”) to register all of the Common Units (including Common Units issuable upon the Conversion of the Class B Units and Subordinated Units), Class B Units and Subordinated Units owned by Buyer for resale to the public. The Buyer may sell units so registered from time to time in the future. On October 16, 2003, such Resale Shelf was filed by the Issuer. On November 3, 2003 the Resale Shelf was declared effective by the Securities and Exchange Commission (the “SEC”). The timing and amount of Buyer’s resales of Common Units pursuant to the Resale Shelf will be subject to market conditions, compliance with applicable legal requirements and such other factors as the Buyer may deem relevant. The description of the Over-Allotment Option contained in Item 6 of this Schedule 13D is hereby incorporated by reference.

(d)	On December 16, 2003, the Issuer GP expanded the size of the board of directors to eight members and appointed one additional director, George A. O’Brien, Jr., who satisfies the “independence” requirements of the NYSE and the SEC. As a result, there are no vacancies on the board of directors.

(g)	None.

Item	5. Interest in Securities of the Issuer.

Subsections (a)-(b), (c), and (d) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b) (i)	Buyer is the sole record owner of, and has the sole power to vote and dispose of 4,610,618 Common Units, and 5,679,694 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate of 10,290,312 Common Units (37.6%).

(ii)	Buyer GP does not directly own any Units. By virtue of being the sole general partner of Buyer, Buyer GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of Buyer GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of Buyer GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(viii)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(ix)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(x)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(xi)	TC Group does not directly own any Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(xii)	TCG Holdings does not directly own any Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 10,290,312 Common Units (37.6%).

(c)	On December 24, 2003, Buyer sold 4,300,000 Common Units to the Underwriters (as defined herein) at the price of $47.875 per unit (which amount includes the underwriting discount) (the “Sale”).

(d) (i)	The information set forth in subsection (ii) of Item 3 of this Schedule 13D is hereby incorporated by reference

(ii)	Pursuant to the terms of the Credit Agreement (as defined herein), the various Lenders thereunder have the right to 50% of the net proceeds of any sale by Buyer of any Common Units (including, without limitation, any Common Units arising from conversion of Class B Units or Subordinated Units), Class B Units, Subordinated Units or any redemption by the Issuer of any Units from Buyer. On December 22, 2003, the Credit Agreement was amended to provide the Lenders with the right to only 12.5% of the net proceeds of the Sale and the exercise of the Over-Allotment Option (as defined herein), if any, up to an aggregate of $200,000,000. Additionally, subject to certain leverage ratio tests, the Lenders have the right to up to 100% of the cash distributed by the Issuer to Buyer in respect of the Units (after an allowance to pay principal, interest and fees relating to the loan and certain other payments, such as operating expenses and on-going legal expenses).

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section of Item 6 titled “Credit Agreement,” is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Credit Agreement

The information regarding the Credit Agreement set forth in Item 3 and subparagraph (ii) of subparagraph (d) of Item 5 of this Schedule 13D is hereby incorporated herein.

Item 6 is hereby amended by adding the following text at the end of such Item.

Underwriting Agreement

The Buyer is party to that certain Underwriting Agreement, dated as of December 18, 2003 (the “Underwriting Agreement”), by and among the Buyer, the Issuer, certain affiliates of the Issuer, Lehman Brothers Inc., Citigroup Global Markets Inc., and other underwriters party thereto (such other underwriters, collectively with Citigroup Global Markets Inc. and Lehman Brothers Inc., the “Underwriters”). Pursuant to the terms of the Underwriting Agreement, should the Underwriters exercise their over-allotment option (the “Over-Allotment Option”), the Buyer will have the obligation to sell up to 675,000 more Common Units to the Underwriters. Under the terms of the Underwriting Agreement, the Over-Allotment Option can be exercised on or before 30 days after December 18, 2003.

Item	7. Material to be filed as Exhibits.

Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit A —	Joint Filing Agreement (previously filed as Exhibit A to Schedule 13D on June 27, 2003).

Exhibit B —	Purchase Agreement dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C —	Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D —	Credit Agreement (previously filed as Exhibit D to Schedule 13D on June 27, 2003).

Exhibit E —	Second Amended and Restated Agreement of Limited Partnership of the Issuer dated September 30, 2002 (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed November 14, 2002).

Exhibit F —	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit G —	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit H —	Limited Liability Company Agreement of the Issuer GP, dated November 15, 2002 (filed as Exhibit 3.3 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit I —	First Amendment to Limited Liability Company Agreement of the Issuer GP, dated March 3, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 21, 2003).

Exhibit J —	Second Amendment to Limited Liability Company Agreement of the Issuer GP, dated as of June 17, 2003 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit K —	Third Amendment to Limited Liability Company Agreement of Issuer GP LLC, dated as of June 17, 2003 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit L —	New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit M —	Registration Statement on Form S-3 (file No. 333-109732) (filed by the Issuer on October 16, 2003).

Exhibit N —	Underwriting Agreement, dated as of December 18, 2003 (filed as Exhibit 1-1 to the Issuer’s Form 8-K filed December 19, 2003).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 24, 2003

MAGELLAN MIDSTREAM HOLDINGS, L.P.

	By:	Magellan Midstream Management, LLC
:		Its: General Partner

		By:	/s/ John D. Chandler

Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

		By:	/s/ John D. Chandler

Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

	By:	Carlyle/Riverstone Energy Partners II, L.P.
:		Its: General Partner

		By:	C/R Energy GP II, LLC
Its: General Partner

		By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

	By:	C/R Energy GP II, LLC
:		Its: General Partner

		By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

C/R ENERGY GP II, LLC

		By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

RIVERSTONE HOLDINGS, LLC

		By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

	By:	TC Group, L.L.C.
:		Its: Managing Member

		By:	TCG Holdings, L.L.C.
Its: Managing Member

		By:	/s/ Daniel A. D’Aniello

Name: Daniel A. D’Aniello
Title: Managing Director

TCG HOLDINGS, L.L.C.

		By:	/s/ Daniel A. D’Aniello

Name: Daniel A. D’Aniello
Title: Managing Director

TC GROUP, L.L.C.

	By:	TCG Holdings, L.L.C.
:		Its: Managing Member

		By:	/s/ Daniel A. D’Aniello.

Name: Daniel A. D’Aniello
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher

Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS, IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

By:	/s/ Justin S. Huscher

Name: Justin S. Huscher
Title : Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

By:	/s/ Justin S. Huscher

Name: Justin S. Huscher
Title : Managing Director

Schedule A

The text of third paragraph of Schedule A is hereby amended by deleting the words “Daniel F. Ackerson” and replacing them with “Richard G. Darman.”

Schedule A-1